SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

MEYERS AGGRESSIVE GROWTH FUND

A SERIES OF THE

MEYERS INVESTMENTS TRUST

LETTER OF INVESTMENT INTENT

__July_______  _9_, 2008

To the Board of Trustees of Meyers Investments Trust:

The undersigned (the “Purchasers”) hereby subscribe to purchase a beneficial interest (the “Interest”) of the Meyers Aggressive Growth Fund, a series of the Meyers Investments Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchasers agree to transfer to you upon demand cash in the amount of $100,000.

The Purchasers agree that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

_/s/_______________________

___/s/______________________

Frank B. Meyers

Anita Meyers